Thomas G. Sheehan, Partner Thomas.Sheehan@practus.com 6 Surrey Lane Falmouth, ME 04105 (207) 553-3834

October 7, 2022

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Torray Fund (the “Trust” or the “Registrant”)
File No.: 811-06096

Dear Ms. Browning:

The purpose of this letter is to respond to comments that you initially provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Thomas Sheehan, counsel to the Trust and its Independent Trustees, regarding our preliminary proxy statement  filed on Schedule 14A (“Proxy Statement”) (accession number 0001398344-22-016956) with the SEC on August 25, 2022, regarding a proposal to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Torray Fund (the “Old Fund”) to a corresponding newly created series of The RBB Fund Trust (the “New Fund” and together with the Old Fund, each a “Fund”). The transfer would be (a) an exchange of a shareholder’s Old Fund shares for shares of the New Fund, which would be distributed pro rata by the Old Fund to the holders of its shares in complete liquidation of the Old Fund, and (b) the assumption by the New Fund of all of the liabilities of the Old Fund (the “Reorganization”). Shareholders will also be asked to consider a proposal to transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

This letter also responds to the comments that you provided on September 29, 2022 to Mr. Sheehan and Edward Paz, internal counsel to U.S. Bancorp Global Fund Services, which serves as administrator to both the Trust and the New Fund, in connection with your review of the Trust’s draft definitive proxy and unfiled comment letter response to the staff’s comments on the preliminary proxy.

For your convenience in reviewing our responses to the comments and suggestions that we received from the Staff are included in bold-face type and are immediately followed by Registrant’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
The Staff notes that the Proxy Statement includes blanks and missing information (for example, the name of the New Fund’s independent auditors is blank on page 18). Please explain to the Staff supplementally how the Registrant intends to update that information.

Registrant notes that it has updated blanks and missing information throughout the Proxy Statement as applicable to reflect current information.

2.
Rule 14a-6(e)(1) of the Securities Exchange Act of 1934 requires that all copies of preliminary proxy statements and forms of proxy filed pursuant to Rule 14a-6(a) be clearly marked “Preliminary Copies”. Though the shareholder letter included as the first page of the proxy materials filed was marked as “Preliminary Proxy Materials,” the preliminary proxy statement itself and the form of proxy card filed should have also been so marked.

Registrant supplementally acknowledges receipt of this comment and commits to so mark all pages of preliminary proxy materials and the form of proxy card in future proxy filings.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

3.
Please provide to the staff a legal analysis of why the Reorganization may be properly effected through a proxy statement pursuant to Schedule 14A and not through a combined proxy statement and prospectus on Form N-14. Please address Rule 145 of the Securities Act of 1933 (the “Securities Act”) and any no-action letters on which the Registrant is relying.

Rule 145 under the Securities Act generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)).

In the Registrant’s view, shareholders of the Old Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.  As described more fully in the Proxy Statement, the investment objective, principal investment strategies and risks of the Old Fund and the New Fund are identical.

Additionally, the investment adviser and portfolio managers currently providing investment advice to the Old Fund will be responsible for providing investment advice to the New Fund after the Reorganization is consummated. Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the New Fund will have had no assets or operating history and simply will serve as a shell into which the Old Fund will be reorganized, and all of its assets transferred.  Upon consummation of the Reorganization, the New Fund will assume the accounting and performance history of the Old Fund.  At the effective time of the Reorganization, the number of shares to be issued by the series of the New Fund in connection with the Reorganization will be the same as the number of shares owned by the Old Fund’s shareholders and the net asset value of the New Fund’s shares will be the same as the net asset value of the Old Fund’s shares.  Thus, shares of the New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Old Fund.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

A condition precedent to the Reorganization will be receipt by the Registrant (of which the Old Fund is a series) and The RBB Fund Trust (of which the New Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Old Fund, the New Fund or the shareholders of the Old Fund.

In the Registrant’s view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Registrant believes that this is consistent with the announced positions of the Staff.  Registrant further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive proxy statement to be furnished to the Old Fund’s shareholders in soliciting their approval.  Such information will include, among other things, a description of the New Fund, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Funds and a description of the investment adviser and its role as investment adviser with the New Fund post-Reorganization.  Finally, we note that a Registration Statement on Form N-1A relating to the offering of the shares of the series of the New Fund was filed with the Commission on September 28, 2022. The Reorganization will not be consummated before the registration of the offering is effective.

Please consider revising the fifth paragraph of the first shareholder letter to clarify that the Reorganization will not result in any change to the risks, principal and non-principal investment strategies, fundamental and non-fundamental investment limitations and policies of the Old Fund, and add this disclosure to the Secretary’s Notice. The referenced disclosure has been revised as requested and has been added to the e Secretary’s Notice.
.
4.	The fifth paragraph of the first shareholder letter refers to “the fund in which you are invested.” To avoid confusion, consider referring instead to the “Old Fund.”

The referenced disclosure has been revised as requested.

5.
The Staff is of the view that the disclosure in the “Questions and Answers” section of the proxy materials is dense and difficult to understand. Consider revising the disclosure to be more succinct and remove redundancies to aid in shareholder understanding. By way of example, advisory fees and expense ratios are discussed in Answers to three different Questions. For ease of comprehension and clarity, please harmonize and revise these discussions into one Question and Answer. Specifically in the Q&A Section, please split the question “Are There Any Material Differences Between the Old Advisory Agreement and the New Advisory Agreement or Between the Old OELA and the New OELA?” into 2 different questions and answers – one focusing on the advisory agreement and another focusing on the expense limitation agreement.  Finally in the Q&A Section, please add a new Question/Answer about the composition of The RBB Fund Trust’s board (i.e., number of board members, interested vs independent, leadership structure, etc.).

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

The referenced disclosure has been revised as requested. The combined question related to the Old and New Advisory Agreements and the Old and New OELAs has been split into 2 questions and answered separately, Finally, the requested Q&A related to the composition and structure of the RBB Board has been added and addressed.

6.
Revise the disclosure to include a Question and Answer to discuss the Adviser’s ability to recoup advisory fees waived before and after the Reorganization. If accurate, state explicitly that expenses may increase once the fee waiver expires and future Fund expenses may therefore be higher.

The Question “Are There Any Material Differences Between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement?” has been revised to ask, “Are There Any Material Differences Between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement and Does Torray Have The Right To Recoup Any Previously Waived Fees or Reimbursed Expenses?”

In addition, the following disclosure has been added to the Answer:

However, unlike the Old OELA, under which the Adviser was not permitted to recoup any previously waived fees or reimbursed expenses, the New OELA allows the Adviser  to recoup any advisory fees waived or expenses reimbursed for a period not to exceed three years from the date on which such waiver or reimbursement is made provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed (i) the expense limit in effect at the time of the waiver and (ii) the current expense limit in effect at the time of the recoupment.  In addition, the New OELA is in effect for only a one-year period and is subject to renewal annually by the Board.  If the New OELA is not renewed, the expense ratio of the New Fund may increase.

7.	Please define the term “RFP” used in the “Questions and Answers - Background” section of the proxy materials and generally throughout the materials avoid the use of jargon and technical terminology.

Registrant responds supplementally that it has made this requested change.

8.
Please clarify the statement “the solicitation of both indicative pricing and final pricing from each such sponsor” used in the last sentence of the second paragraph of the “Questions and Answers - Background” section of the proxy materials.

Registrant has revised this language to read as follows:

“Representatives of each of the multiple series trust sponsors presented its proposal to the Board, management, and counsel, which included proposed pricing from each such sponsor.”

9.
It is the Staff’s position that a direct comparison of the advisory fees of the Old Fund and the New Fund could be potentially misleading because the Old Fund operates under a partial unitary fee structure with potentially different service and financial obligations than the New Fund’s more traditional advisory fee structure.  Please add disclosure acknowledging these differences if comparing the advisory fee rates.  Please also consider focusing comparisons on the expense ratios of the Old Fund and the New Fund rather than the advisory fee rate comparisons.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

Registrant acknowledges this comment and states that it has added appropriate disclosure concerning the differences in services and financial obligations under the Old Fund Advisory Agreement and the New Fund Advisory Agreement when the fees for such services are disclosed and/or compared.  Registrant also states that it has focused its comparisons showing the benefits of the Reorganization on the differences and lower expense ratios of the New Fund relative to the Old Fund.

10.
With respect to any disclosure that the New Fund will have a lower expense ratio, clarify that the Adviser will have a recoupment privilege and ensure that all references to the Adviser being permitted to recoup any management fees waived or expenses reimbursed are revised to clarify that it may only do so for a period not to exceed three years from the date on which such waiver or reimbursement is made and further, may only recoup amounts waived or assumed, provided it is able to effect such recoupment without causing a Fund’s expense ratio (after recoupment) to exceed (i) the expense limit in effect at the time of the waiver and (ii) the current expense limit in effect at the time of the recoupment.   Also clearly disclose such recoupment provisions in the footnotes to the fee table in the Proxy Statement.

Relevant disclosures throughout the proxy materials, including Footnote 3 to the fee table in the Proxy Statement, have been revised to clearly disclose the recoupment provisions set forth above. Please also note that the disclosure in the proxy has been revised to reflect the New OELA will have an initial 3-year term and thereafter be renewable annually by the Board. Disclosure has also been added reflecting that the expense ratio of the New ‘s Fund may increase if the New OELA is not renewed after its initial 3-year term, and also to reflect that the Adviser is entitled to recoup waived fees and reimbursed expenses for the New Fund when it had no such entitlement with respect to the Old Fund.

11.
If the Adviser’s obligation to waive fees and/or reimburse expenses is pursuant to an agreement separate from the New Fund’s advisory agreement, attach such agreement to the Proxy Statement as an appendix.

Registrant confirms that the New Fund’s Operating Expenses Limitation Agreement has been provided to the staff and will be attached to the Proxy Statement as an appendix.

12.
In the first sentence of the fifth paragraph of the “Questions and Answers - Background” section of the proxy materials, please remove the reference to “various” service providers and revise the disclosure in the first paragraph of the “Comparison of Current and Pro Forma Fees and Expenses” section of the Proxy Statement to clarify what the changes to the service providers will be if such changes are material. This discussion should include any changes in fees that the service providers will receive for the services they provide. Also consider including a specific “Question and Answer” discussing the changes to the service providers. Finally, please add a sentence to the disclosure noting that the contractual obligations of the Fund’s service providers will not differ between the Old Fund and New Fund.

13.
 As requested, Registrant has removed the reference to “various” service providers.   In our draft definitive proxy submitted to the staff, we addressed this question by adding Q&A disclosure under the heading “WILL THERE BE ANY CHANGES TO THE OLD FUND’S OPERATIONS OR SERVICE PROVIDERS IF THE PROPOSAL IS APPROVED?” We also included a table showing the service providers of the Old Fund and New Fund, the contractual fees that each service provider charges to the Old Fund and will charge the New Fund, and the savings to shareholders that will result from using the New Fund service providers and the new contractual fee schedules. Based on the staff’s subsequent comments that they would prefer to see the information reflected in the table presented in prose form, we have added disclosure in the next to the last paragraph under the heading “ARE THERE ANY MATERIAL DIFFERENCES BETWEEN THE OLD OELA AND THE NEW OELA?  to identify the service providers and provide the projected savings associated with their use. We have also added a sentence to the disclosure noting that the contractual obligations of the various service providers will not differ between the Old Fund and New Fund.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

14.
Based on disclosure in the third sentence of the fifth paragraph of the “Questions and Answers – Background” section of the proxy materials and other disclosure elsewhere in the Proxy Statement, the Staff is of the view that the Old Advisory Agreement and the New Advisory Agreement are materially different. Discuss the differences fully with an eye toward more clear disclosure and clarify what percentage of the unified fee in place under the Old Advisory Agreement was for the advisory fee. Consider whether it is accurate to state that the advisory fee will be lower under the New Advisory Agreement. To the extent the new fee structure will inure to the benefit of the Adviser, also consider discussing what, if any, consideration the Board gave to this.

Registrant has revised the referenced disclosure as requested in the Q&A section under the heading “Are there any material differences between the prior investment advisory agreement and the New Investment Advisory Agreement or Between the Old OELA And the New OELA? “

15.	Consider adding a Question and Answer regarding the closing date of the Reorganization.

Registrant confirms that a new Question and Answer has been added disclosing the expected closing date of the Reorganization.

16.
In the view of the Staff, the “Questions and Answers - How Will Approval of the Reorganization Affect the Operation of the Fund?” section of the proxy materials is dense and provides complex information. Consider breaking it up into separate Questions and Answers.

The section “Questions and Answers - How Will Approval of the Reorganization Affect the Operation of the Fund?” has been revised in response to the comment.

17.
The second sentence of the “Questions and Answers - How Will Approval of the Reorganization Affect the Operation of the Fund?” section of the proxy materials states that the New Fund’s investment objective is identical to that of the New Fund. Revise the disclosure in this section to set forth the investment objective.

The referenced disclosure has been revised as requested.

18.
The “Questions and Answers – Who is Paying the Expenses Related to the Special Meeting and the Reorganization?” section of the proxy materials states that the Adviser will pay all such costs. Clarify in the Proxy Statement and consider adding to this Answer whether the Adviser will seek reimbursement for these costs from the Fund. Please also state that such costs will be paid by the Adviser from its legitimate profits and distinguish the costs related to the Reorganization and the proxy solicitation.

The referenced disclosure has been revised as requested and has included in a Q&A response.

19.
Please revise the language in the “Questions and Answers – How is a Quorum for the Special Meeting Established?” section of the proxy materials and “Quorum and Required Vote for the Old Fund” section of the Proxy Statement regarding the effect of broker non-votes given that Proposal 1 is a “non-routine” matter based on New York Stock Exchange Rule 452.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

Registrant has modified the “Questions and Answers – How is a Quorum for the Special Meeting Established?” section of the proxy materials by substituting the following response:

“In order for a vote on the to occur at the Special Meeting, a quorum of shareholders of the Old Fund must be present.  With respect to the Reorganization Proposal, the presence at the Special Meeting, in person or by proxy, of shareholders representing forty percent of the Old Fund’s shares outstanding and entitled to vote as of the Record Date constitutes a quorum for the Special Meeting. Because the Reorganization Proposal presented for approval at the Special Meeting is a “non-routine” matter, broker-dealers and other intermediaries will not have discretionary authority to vote on that proposal in the absence of specific authorization from their customers. In the absence of such specific authorization, such broker-dealers and intermediaries also will not be counted as present for purposes of establishing a quorum. In the event the necessary quorum to transact business or the vote required to approve Reorganization Proposal is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting with respect to the Reorganization Proposal in accordance with applicable law to permit further solicitation of proxies. Any adjournment of the Special Meeting will require the affirmative vote of the holders of a simple majority of the Old Fund’s shares cast at the Special Meeting, even if the number of votes cast is fewer than the number required for a quorum, and any adjournment with respect to the Reorganization Proposal will require the affirmative vote of the holders of a simple majority of the Old Fund’s shares entitled to vote on the Reorganization Proposal cast at the Special Meeting. The persons named as proxies will vote for or against any adjournment in their discretion.”

This language has also been substituted for the second paragraph in the proxy materials under the heading “QUORUM AND REQUIRED VOTE FOR THE OLD FUND”

20.
The first sentence of the second paragraph of the “Proposal – Board Considerations” section of the Proxy Statement states that the “Board noted that the Reorganization would not in any way be detrimental to the current shareholders of the Old Fund…”.  Consider whether this statement is accurate given the ability of the Adviser to recoup advisory fees waived from the New Fund and revise the disclosure as needed.

The referenced disclosure has been modified and expanded to read as follows:

“The Board considered and determined that the Reorganization would not be detrimental to the current shareholders of the Old Fund. In making this determination, the Directors were cognizant of the differences between the Old Advisory Agreement and the New Advisory Agreement as well as the differences between the Old OELA and the New OELA (including the fact that the Adviser could recoup previously waived fees and reimbursement under the New OELA while it could not recoup them under the Old OELA and the fact that the New OELA was for a three  year term and might not be renewed), but concluded that the cost savings to shareholders from reorganizing into the New Fund would benefit shareholders despite the potential for recoupment and the possibility that the NEW OELA might be terminated.    They also considered that the Reorganization would not result in any dilution of their interests in the Old Fund, and that shareholders who did not wish to become part of RBB could redeem their shares from the Old Fund prior to the Reorganization without the imposition of any redemption fee.”

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

21.
The second sentence of the third paragraph of the “Proposal – Board Considerations” section of the Proxy Statement states as follows: “In approving the Reorganization, the Trustees of the Trust determined that the proposed Reorganization would be in the best interests of the Old Fund and its shareholders, and that the interest of the Old Fund’s shareholders would not be diluted as a result of the Reorganization.” Consider adding this sentence to both shareholder letters and the Questions and Answers included in the proxy materials.

The referenced disclosure has been added to both shareholder letters and to the Questions and Answers included in the proxy materials.

22.	In the “Comparison of Valuation Procedures” section, delete the word “generally.”

Registrant has made the requested deletion.

23.	Consider adding “Investment” before “Objectives” in the title to the “Proposal – Comparison of the Objectives, Strategies and Risks of the Funds” section of the Proxy Statement.

The referenced disclosure has been revised as requested.

24.
The first sentence of the second paragraph of the “Proposal – Comparison of the Investment Limitations of the Funds” section of the Proxy Statement is confusing because the disclosure elsewhere states that there are no differences between the investment limitations of the Old Fund and the New Fund. Please revise the disclosure for clarity. Also consider adding a Question and Answer regarding the fundamental investment limitations of the Funds.

The referenced disclosure has been revised as requested to remove the suggestion that there are differences between the investment limitations of the Old Fund and the New Fund.  Registrant has also added this information in a Q&A response.

25.
Ensure that the fee table included in the Proxy Statement reflects the most current fees available in accordance with Item 22(a)(3)(iv) of Schedule 14A. Please explain supplementally how the pro forma amounts disclosed were determined given that the New Fund does not yet exist.

The Fee Table in the Preliminary Proxy for the Old Fund has been revised to reflect the financial information included in the Old Fund’s June 30, 2022 semi-annual report.  The pro forma amounts were originally calculated based on estimates provided by RBB that were presented to the Torray Fund Board.  Those estimates are now reflected in the New Fund’s registration statement, which was filed with the SEC on September 28, 2022.

26.	Explain and clarify supplementally why Other Expenses, as disclosed in the comparative fee table in the Proxy Statement, are projected to be ten basis points lower for the New Fund.

Registrant replies supplementally that Other Expenses are projected to be ten basis points lower for the New Fund than the Old Fund primarily because of the economies of scale provided by RBB’s shared expenses model.  For example, ignoring any other voluntary waivers by RBB during the New Fund’s first year of operations, RBB estimates that audit, insurance, legal, and trustee/officer expenses for the New Fund will be approximately $114,000 less expensive annually than the same services for the Old Fund, and that the services provided by USBFS and its affiliates (administration, fund accounting, transfer agency and custody) will be approximately $227,000 less expensive annually for the New Fund than the same services that USBFS provides to the Old Fund.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

27.
The second sentence of Footnote 2 to the fee table states that the term “Operating Expenses” includes the Adviser’s management fee. Revise the disclosure to break out what portion of Operating Expenses constitutes the management fee – what percentage of the Fund’s assets?

  The second sentence of Footnote 2 has been revised to insert “1.00%” prior to the words “management fee”.

28.	Confirm supplementally that the Old Fund will be the accounting survivor of the Reorganization.

Registrant so confirms.

29.
The second sentence of the “Comparison of Shareholder Services – Fiscal Year” section of the Proxy Statement states that the New Fund “anticipates changing the fiscal year end of the New Fund to August 31 of each year in the future to reflect the fiscal year end of the other series of RBB.” If known, update the sentence to remove the anticipatory language.

Registrant has revised the disclosure as follows: “The fiscal year end of the New Fund is August 31.”

30.
Replace the phrase “will not significantly impact” in the fifth sentence of the “Comparison of Shareholder Services – Legal Structures” section of the Proxy Statement with “will not give rise to material differences” or disclose the material differences.

The referenced disclosure has been revised as requested.

31.
Delete the phrase “substantially similar” in the first sentence of the “Comparison of Shareholder Services – Valuation Procedures” section of the Proxy Statement and revise to indicate the procedures to value the securities of the New Fund “will not give rise to material differences” from the procedures used to value the securities of the Old Fund or disclose the material differences.

The referenced disclosure has been revised as requested.

32.
Delete the phrase “substantially the same” in the last sentence of the “Comparison of Other Principal Service Providers” section of the Proxy Statement and revise to indicate the type of services provided to the New Fund under the disclosed service arrangements “will not give rise to material differences” from the type of services provided to the Old Fund under the disclosed service arrangements or disclose the material differences.

The referenced disclosure has been revised as requested.

33.
The last paragraph of the “Solicitation of Shareholder Vote” section of the Proxy Statement states that “employees and agents of the Adviser and its affiliates may solicit proxies by telephone.” To the extent that any affiliates or agents will be used, revise the disclosure to comply with Items 4(a)(3) and 4(a)(4) of Schedule 14A as appropriate.

The referenced disclosure has been revised to remove the references to agents and affiliates.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

34.	Please discuss RBB’s voluntary fee waiver for certain fund-complex charges in the 1st and 2nd years, as references in your prior correspondence with the staff.

Registrant states that the information about the RBB’s voluntary waivers and prior correspondence with the staff was included to explain an adjustment in the projected expense ratio for the Fund’s fee table.  The voluntary waiver was initially inadvertently characterized as a contractual waiver, which would have had the effect of lowering the prospectus expense ratio for the New Fund. When that error was discovered, the expense ratio was adjusted upward to appropriately reflect that the waiver was voluntary and could be discontinued at any time. Registrant respectfully declines to make any disclosure concerning the voluntary waivers in the proxy, as it is of no relevance to Fund shareholders in terms of the reported expense ratio of the Fund and is subject to unrestrained change.

*      *      *     *     *

Please do not hesitate to call me if you have any questions.  I can be reached by phone at (207) 553-3834 (work) or (207) 632-0897 (cell) or by e-mail at Thomas.Sheehan@Practus.com.

Best regards,

Thomas G. Sheehan